Exhibit 21.1
Subsidiaries of CommVault Systems, Inc.

Subsidiary	Jurisdiction of Organization

CommVault Capital Inc.	Delaware
CommVault Americas Inc.	Delaware
Advanced Data Life Cycle Management Inc.	Delaware
CommVault Systems (Canada) Inc.	Ontario
CommVault Systems Mexico S. de R.L. de C.V.	Mexico
CommVault Systems International B.V.	The Netherlands
CommVault Systems (India) Private Limited	India
CommVault Systems (Australia) Pty. Ltd.	Australia
CommVault Systems (Singapore) Private Ltd.	Singapore
CommVault Systems Ltd.	England
CommVault Systems Gmbh	Germany
CommVault Systems Sarl	France
CommVault Systems Iberia Srl	Spain
CommVault Systems Italia Srl	Italy
CommVault Systems AB Srl	Sweden
CommVault Systems Ireland Ltd.	Ireland
Commvault Systems (Hong Kong) Limited	China
CV Simpana Software (Proprietary) Limited	South Africa